UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

First Light Acquisition Group, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

320703101

(CUSIP Number)

October 04, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☒  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☐  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	320703101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
DRIEHAUS CAPITAL MANAGEMENT LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

200000

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

200000

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

200000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

4.84*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
FOOTNOTES

*Percent of class is based off the 4,128,024 outstanding shares of Class A Common Stock as reported in the Issuer's Form 8-K filed with the SEC of September 16, 2022.

CUSIP No.	320703101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Driehaus Event Driven Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

68127

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

68127

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

68127

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

1.65*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
FOOTNOTES

*Percent of class is based off the 4,128,024 outstanding shares of Class A Common Stock as reported in the Issuer's Form 8-K filed with the SEC of September 16, 2022.

CUSIP No.	320703101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Destinations Multi Strategy Alternatives Fund

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

0

	6	SHARED VOTING POWER

131873

	7	SOLE DISPOSITIVE POWER

0

	8	SHARED DISPOSITIVE POWER

131873

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

131873

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

3.19*%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IC
FOOTNOTES

*Percent of class is based off the 4,128,024 outstanding shares of Class A Common Stock as reported in the Issuer's Form 8-K filed with the SEC of September 16, 2022.

Item 1.

(a)	Name of Issuer
First Light Acquisition Group, Inc.

(b)	Address of Issuer’s Principal Executive Offices
11110 Sunset Hills Road #2278 Reston, VA 20190

Item 2.

(a)	Name of Person Filing
(1)	DRIEHAUS CAPITAL MANAGEMENT LLC

(2)	Driehaus Event Driven Fund

(3)	Destinations Multi Strategy Alternatives Fund

(b)	Address of Principal Business Office or, if none, Residence
(1)	DRIEHAUS CAPITAL MANAGEMENT LLC 25 East Erie Street Chicago, Illinois 60611
(2)	Driehaus Event Driven Fund 25 East Erie Street Chicago, Illinois 60611
(3)	Destinations Multi Strategy Alternatives Fund 1055 Westlakes Drive, Suite 250 Berwyn, PA 19312

(c)	Citizenship
(1)	DRIEHAUS CAPITAL MANAGEMENT LLC: Delaware, USA
(2)	Driehaus Event Driven Fund: United States
(3)	Destinations Multi Strategy Alternatives Fund: USA

(d)	Title of Class of Securities
Class A Common Stock

(e)	CUSIP Number
320703101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☒	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☒	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	DRIEHAUS CAPITAL MANAGEMENT LLC: 200,000
(2)	Driehaus Event Driven Fund: 68,127
(3)	Destinations Multi Strategy Alternatives Fund: 131,873

(b)	Percent of class:
(1)	DRIEHAUS CAPITAL MANAGEMENT LLC: 4.84%
(2)	Driehaus Event Driven Fund: 1.65%
(3)	Destinations Multi Strategy Alternatives Fund: 3.19%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	DRIEHAUS CAPITAL MANAGEMENT LLC: 0
(2)	Driehaus Event Driven Fund: 0
(3)	Destinations Multi Strategy Alternatives Fund: 0

(ii)	Shared power to vote or to direct the vote:
(1)	DRIEHAUS CAPITAL MANAGEMENT LLC: 200,000
(2)	Driehaus Event Driven Fund: 68,127
(3)	Destinations Multi Strategy Alternatives Fund: 131,873

(iii)	Sole power to dispose or to direct the disposition of:
(1)	DRIEHAUS CAPITAL MANAGEMENT LLC: 0
(2)	Driehaus Event Driven Fund: 0
(3)	Destinations Multi Strategy Alternatives Fund: 0

(iv)	Shared power to dispose or to direct the disposition of:
(1)	DRIEHAUS CAPITAL MANAGEMENT LLC: 200,000
(2)	Driehaus Event Driven Fund: 68,127
(3)	Destinations Multi Strategy Alternatives Fund: 131,873

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

As of the date hereof, Driehaus Capital Management LLC, Driehaus Event Driven Fund and Destinations Multi Strategy Alternatives Fund have ceased being beneficial owners of more than 5% of Class A Common Stock of First Light Acquisition Group, Inc.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

N/A

Item 8.	Identification and Classification of Members of the Group

N/A

Item 9.	Notice of Dissolution of Group

N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Driehaus Capital Management LLC

Date: October 13, 2022	By:	/s/ Janet McWilliams
Name: Janet McWilliams
Title: General Counsel

Driehaus Capital Management LLC, as Sub-Adviser

Date: October 13, 2022	By:	/s/ Janet McWilliams
Name: Janet McWilliams
Title: General Counsel

Driehaus Mutual Funds

Date: October 13, 2022	By:	/s/ Janet McWilliams
Name: Janet McWilliams
Title: Chief Legal Offficer

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)